Exhibit 99.1

Cameco Corporation

2025 Modern Slavery Report

For financial year ended December 31, 2025.

Introduction

Overview

This Modern Slavery Report has been produced in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act). It pertains to the financial year ended December 31, 2025 and is the joint report of Cameco Corporation and its wholly owned Canadian subsidiary, Cameco Fuel Manufacturing Inc. (CFM).

Cameco Corporation is a nuclear energy company with a proven track record of more than 35 years of providing secure and reliable nuclear fuel supplies to a global customer base to generate safe, secure, carbon-free and affordable baseload energy. Cameco Corporation is a publicly traded company listed on the Toronto Stock Exchange (TSX: CCO) and the New York Stock Exchange (NYSE: CCJ) with its head office located in Saskatoon, Saskatchewan.

CFM operates in Port Hope and Cobourg, Ontario as a nuclear fuel manufacturer serving Canada’s reactor fleet. CFM is licensed and regulated by the Canadian Nuclear Safety Commission (CNSC). For the purposes of this report, unless the circumstances require otherwise, Cameco Corporation and CFM will be collectively referred to as “Cameco”.

Our Commitment

At Cameco, we are guided by four values:

•	Safety and Environment
•	People
•	Integrity
•	Excellence

As the foundation of our culture, these values and their aligning value statements1 define who we are as a company and are at the core of everything we do. We are committed to acting ethically and with integrity. We respect human rights wherever we operate, and prohibit human trafficking, slavery, and child labour within our operations and supply chains.

We are committed to respecting and observing the protection of human rights and share the values reflected in international proclamations, such as the Universal Declaration of Human Rights. We strive to provide a safe and healthy working environment that is free from harassment and discrimination. Our commitment to human rights is formalized in our Code of Conduct and Ethics and our People Policy. We also have a Supplier Code of Conduct and Ethics that sets standards for those who provide goods and/or services to Cameco and requires compliance with all human rights and labour and employment laws in the countries where they operate. Our Supplier Code of Conduct and Ethics also specifically requires that our suppliers do not engage in or benefit from, directly or indirectly, any form of involuntary labour, such as forced labour, compulsory labour, or child labour.

1 Cameco – Our Values: https://www.cameco.com/about/sustainability/our-values

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Operations and Supply Chains

Our Operations and Locations

At Cameco our operations span the nuclear fuel cycle from exploration to fuel services, which include uranium production, refining, UO2 and UF6 conversion services, and CANDU fuel manufacturing for heavy water reactors. We have further enhanced our ability to meet our customers’ growing demand for reliable and secure nuclear fuel supplies, services and technologies with our investments in Westinghouse Electric Company (Westinghouse), augmenting the core of our business and providing fuel fabrication, maintenance, design, and engineering for light water reactors, and our investment in Global Laser Enrichment’s (GLE) development of a third-generation enrichment technology, that if successful, we expect will allow us to participate in the entire nuclear fuel value chain.

Cameco controls and has mining and processing facilities in Canada and the United States. They include Cameco’s tier-one mining operations located in northern Saskatchewan, all of which were in operation during 2025. Our tier-two mining operations, all of which are currently in care and maintenance, are located in northern Saskatchewan, Wyoming, and Nebraska. Cameco’s Fuel Services Division, which includes the refining, conversion, and fuel manufacturing operations, are located in Ontario, Canada. Cameco also has exploration and development prospects in Canada, Australia, and the United States.

Along with the 49% ownership interest in each of Westinghouse and GLE, Cameco also holds a 40% ownership interest in JV Inkai LLP (JV Inkai), a Kazakhstan-based partnership for an in situ mining operation. The supply chains of these entities are not included as part of Cameco’s supply chain described in this report as they are not controlled by Cameco.

As of December 31, 2025, Cameco, and its wholly owned subsidiaries, employed 3,082 employees. Of these employees, 868 are represented by a labour union or are covered by collective bargaining agreements.

Our most recent Sustainability Report, Annual Information Form, and Annual Report provide more detailed information on our mining operations, manufacturing and conversion facilities, exploration and development projects, investments and locations, and are available on our website (www.cameco.com).

Our Supply Chain

The Cameco Supply Chain Management (SCM) department is responsible for the sourcing and delivery of inputs (goods and services) required for operation of all Cameco divisions and sites in Canada. The Cameco Marketing department is responsible for sourcing of uranium to meet our delivery commitments, including purchasing uranium when it is beneficial to do so and supports our strategic priorities.

In 2025, Cameco’s SCM department sourced inputs from approximately 2061 suppliers globally, for a total annual spend of approximately $1.264 billion for our Canadian operations. Further, in 2025 our Marketing department sourced uranium from 11 suppliers and purchased a total volume of 9.6 million pounds.

As our operations span the nuclear fuel cycle, our SCM department sources a wide variety of goods and materials. This includes items such as: industrial equipment and machinery, personal protective equipment, and other materials required to support conventional mining operations; chemicals, reagents, and packaging materials for the refining and conversion of mined material and fuel manufacturing; and furniture, equipment, and consumables to support both our camps and office-based operations.

We are committed to using local suppliers to the extent practical wherever we operate. It is a commitment codified in our Procurement of Goods and Services Policy and exemplified by our spending in northern Saskatchewan. In 2025, approximately 91% of Cameco’s spend managed by the procurement process2 on

2 Cameco’s spend managed by the procurement process includes spend procured by Cameco’s SCM department and does not include amounts spent on company procurement cards, or uranium products procured by our Marketing department.

goods and services for Canadian operations was to suppliers located in Canada. Further, approximately 8% of spend was with suppliers in the United States, totaling approximately 99% of spend managed by the procurement process to suppliers located in Canada or the United States. Of the roughly 1% of spend managed by the procurement process remaining, the majority was to suppliers based in Europe.

Assessment of Modern Slavery Risks

Operations

Cameco recognizes that modern slavery represents the risk that forced labour and child labour may be used in operations. This risk varies by industry and jurisdiction and the risk is elevated in the manufacturing and mining sector. The jurisdictions in which Cameco controls producing operations, has operations in care and maintenance, conducts exploration work, and has advanced projects (being Canada, the United States, and Australia), are all jurisdictions with a relatively lower modern slavery risk.3

As a result, Cameco regards the risk that forced labour or child labour exists within our controlled operations as low due to the geographical location of these operations and the well-established labour laws in those jurisdictions. We believe that these risks are further mitigated by the policies and processes that Cameco has adopted, which are discussed in more detail below.

Supply Chain

Supply Chain Management

A significant majority of the direct suppliers for goods and services to our Canadian operations in 2025 were based in Canada and Cameco therefore considers the risk of forced labour or child labour among this supplier group to be low due to their geographic location. Of the remainder, a significant majority were based in the United States with the remaining suppliers mostly located in Europe and a small number in other countries. Cameco does not knowingly directly purchase any goods or materials from the 10 countries identified by Walk Free, an international human rights group with a focus on modern slavery, in its Global Slavery Index4 as having the highest prevalence of modern slavery.

Our purchasing processes are outlined in more detail under Governance Framework and generally focus on our direct suppliers. As a result, while we take certain steps to mitigate the risk of forced and child labour in our supply chain, Cameco may not currently have full line of sight into the risk beyond our direct suppliers. Though we recognize that the risk of forced labour or child labour being used in our supply chain beyond our direct suppliers may exist, items identified as being higher risk are an immaterial portion of our supply chain5.

Marketing

Uranium is not listed as a product where there is a modern slavery risk on the Global Slavery Index6. The countries of origin of the uranium Cameco purchased in 2025 were Australia, Canada, Kazakhstan, Malawi, Namibia, Niger, South Africa, Ukraine, and Uzbekistan. Cameco’s partnership in JV Inkai, a uranium producer in Kazakhstan, was the largest supplier for Cameco, providing approximately 47% of Cameco’s purchased uranium.

3 Walk Free – The Global Slavery Index 2023 available online at https://www.walkfree.org/resources/

4 Walk Free – The Global Slavery Index 2023

5 Walk Free – Importing Risk available online at https://www.walkfree.org/global-slavery%20index/map/#mode=DATA:dimension=i

6 Walk Free – The Global Slavery Index 2023

Governance Framework

Supplier Selection Process

Cameco engages with a high volume of suppliers for the purchase of goods and materials for our Canadian operations. We use a variety of methods for locating potential vendors, which includes utilizing industry specific supply chain forums, trade shows, a contractor and supplier management software database, requests for proposal processes, industry connections, and a ‘contact us’ page on our website.

Potential vendors complete a pre-qualification process that involves the collection and verification of basic company information, and receipt and acknowledgement of their commitment to, and compliance with, Cameco’s Supplier Code of Conduct and Ethics. Procurement activities follow a risk-based approach. Where a risk assessment identifies elevated risk, an in-depth vendor review may be conducted, including a site visit to the vendor’s manufacturing location.

All active suppliers are asked annually to confirm their business information and their commitment to, and compliance with, our most recent Supplier Code of Conduct and Ethics.

Other Policies and Procedures

Cameco has established and maintains a number of policies and procedures relating to the procurement of goods and services that are intended to help manage risk and to help ensure compliance with applicable laws and regulatory requirements in the jurisdictions in which we operate. We adhere to all employment and labour laws in the countries where we operate and we support and respect international human rights conventions, such as the Universal Declaration of Human Rights. Cameco is committed to providing a work environment where everyone feels safe and respected and that is free from all forms of harassment, violence or discrimination. Cameco is committed to creating and maintaining a welcoming, equitable and inclusive work environment, where the dignity and self-respect of every person is valued, and we expect the same of our suppliers and their employees.

Cameco has several policies and procedures that address the following: Cameco’s internal expectations regarding the conduct of our directors, officers and employees and how we treat one another and others; Cameco’s expectations for our suppliers; and the management of risk in our business more generally.

Code of Conduct and Ethics

Our Code of Conduct and Ethics guides how we uphold our value of integrity. It applies to all employees, executives and members of Cameco’s board and subsidiary boards and sets out our principles and guidelines for ethical behaviors at Cameco and with our shareholders, communities, and stakeholder groups.

People Policy

Along with our Code of Conduct and Ethics, Cameco has formalized our commitment to human rights in our People Policy. This policy recognizes that people are Cameco’s most valuable resource and aims to develop and support a flexible, skilled, stable, and inclusive workforce. In doing so, it provides principles that guide us in developing and applying our human resources programs, standards, procedures, and practices. Some of these principles are:

•	Supporting and respecting the protection of human rights and sharing the values reflected in international proclamations about human rights.

•	Providing a safe and healthy working environment that is free from harassment and discrimination.

•	Acting to eliminate racism wherever it exists.

•	Promoting an inclusive workplace and respect for cultural traditions in communities where we operate.

•	Respecting the right to freedom of association.

Supplier Code of Conduct and Ethics

Cameco believes that a sustainable and ethical supply chain starts with choosing suppliers that will uphold our standards. Our Supplier Code of Conduct and Ethics outlines our requirements and expectations for those who provide goods and/or services to Cameco, including their representatives and employees. The Supplier Code of Conduct and Ethics requires our suppliers to adhere to all human rights, labour, and employment laws in the countries where they operate. Suppliers and their employees are expected to treat everyone with respect and dignity, not tolerate harassment, and take appropriate action if complaints occur.

Our Supplier Code of Conduct and Ethics was updated in 2024 to further require our suppliers to not engage in or benefit from, directly or indirectly, any form of involuntary labour, such as forced labour, compulsory labour or child labour. It further states Cameco’s expectation that our suppliers have processes in place to mitigate the risk of involuntary labour being used in their operations and supply chains. In 2025, the Supplier Code of Conduct and Ethics went through an internal advisory review and assessment with Cameco’s Internal Audit department. This process included a comparative analysis benchmarking our Supplier Code of Conduct and Ethics against those of our peer organizations. From the results of this engagement, it was determined that our Supplier Code of Conduct and Ethics was well aligned with those of our peer organizations.

Procurement of Goods and Services Policy

Under our Procurement of Goods and Services Policy, procurement activities are to be done in a manner that will help ensure adherence to a high ethical and professional standard. This policy codifies our commitment to using local suppliers.

Risk Management Program

Our Risk Management Program provides a framework for risk-based management of the organization and aims to identify and effectively manage new and emerging risks for Cameco in both an internal and external context. Each department, including SCM and Marketing, is required to conduct a review of the risks within its business unit and evaluate the effectiveness of mitigating controls and its action plans. Departments are also required to identify and assess new or emerging risks for their areas of responsibility.

Supply Risk Management Procedure

The Supply Risk Management Procedure outlines the management and methodology that the SCM department uses to assess functional risks and supplements the corporate Risk Management Program. Under this procedure, the SCM department utilizes a screening risk assessment for risk analysis and evaluation. This procedure is intended to capture risks that do not meet the requirements to be classified as an enterprise risk.

Training

All new employees of Cameco are required to complete a mandatory course on our Code of Conduct and Ethics. Although this training is not specifically focused on forced labour or child labour, it does reaffirm Cameco’s commitment to supporting and respecting human rights, creating a work environment that is free from violence or discrimination and providing our employees with a respectful workplace. Certain employees, including those in the SCM department, undergo this training every year. This targeted training was most recently completed in October 2025.

In 2025, select members of Cameco’s SCM and Legal departments attended various webinars and presentations from external providers on modern slavery risk in supply chains, updates to the Act, and compliance with reporting obligations.

Steps Taken in 2025

Cameco continues to take steps to further its commitment to respecting and observing the protection of human rights, including preventing and reducing the risk that forced labour or child labour is used in our operations or supply chains.

Cameco conducted its annual risk assessment under the Risk Management Program. This is an organization-wide risk review and includes an evaluation of the effectiveness of our program at identifying, mitigating, and responding to new or emerging risks. A part of this evaluation includes assessing the risk around respectful workplace and protected grounds in the Canadian Human Rights Act.

Our SCM department, in addition to participating in our Risk Management Program, conducted its annual review of risks specific to supply chain under our Supply Risk Management Procedure. This procedure is supplementary to our Risk Management Program and is intended to capture supply chain specific risks that may fall outside of the program.

In 2025, our Supplier Code of Conduct and Ethics went through an internal advisory review and assessment with Cameco’s Internal Audit department. This process included a comparative analysis benchmarking our Supplier Code of Conduct and Ethics against those of our peer organizations.

As previously mentioned in this report, targeted Cameco employees completed mandatory annual training called “Ethics & U” which provided them with a review of Cameco’s Code of Conduct and Ethics. Also, in 2025, certain members of the SCM and Legal departments attended webinars and presentations specific to modern slavery.

Mitigation, Remediation, and Measuring Effectiveness

Mitigation

Cameco utilizes a common risk matrix, formalized in our Risk Management Program, throughout the company to assess risks to our business. Using the risk matrix, Cameco evaluates the likelihood and consequences of the identified risks by examining the effect that the risks may have on our four corporate measures of success. Once assessed, risks are then prioritized based on their likelihood, anticipated severity, anticipated time horizon, and level of strategic impact.

On an annual basis, Cameco completes an organization-wide risk review, which includes an evaluation of the effectiveness of mitigating controls and action plans, and the identification of new or emerging risks. Any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan is considered an enterprise risk and is brought to the attention of the executive team and the board of directors.

To help ensure that our Risk Management Program is effective, Cameco’s risk management team will regularly assess the practices that are in place to help ensure the components of the program are present and functioning together in an integrated manner. Cameco monitors and adapts our program to address external and internal changes and takes actions to support the output of risk management by improving the suitability, adequacy, and effectiveness of the Risk Management Program. More information on our Risk Management Program is include in our Management Proxy Circular, which is available on our website.

Remediation

Cameco maintains risk mitigation strategies throughout its Risk Management Program. In the event there is a risk identified regarding the potential use of forced labour or child labour within our operations or supply chain, we expect that those mitigation strategies would be utilized to appropriately respond. Cameco has not identified any instances of the use of forced labour or child labour within our operations or supply chain.

Therefore, there are no remediation measures in place, nor have we remediated the loss of income to the most vulnerable families that results from measures taken to eliminate the use of forced labour or child labour in our activities or supply chains.

Measuring Effectiveness

By integrating risk management assessments into our operations, we can measure the effectiveness of our current practices. Cameco assesses the risk around respectful workplace and protected grounds in the Canadian Human Rights Act annually as part of our Risk Management Program and the results of this assessment are a useful indicator for measuring effectiveness.

Reporting

Cameco maintains several paths for reporting incidents or concerns that have ethical or human rights implications. We encourage our employees to speak to their manager, or to the Human Resources, Legal, or Internal Audit groups regarding any ethics concerns they have. An anonymous ethics hotline, managed by a third-party service provider, is available to all employees, contractors, and suppliers across our operations. Information about the ethics hotline is broadly communicated to employees and is included in our Supplier Code of Conduct and Ethics to let suppliers know they can communicate concerns to us in this way.

Approval and Attestation

This report was approved by the board of directors of Cameco Corporation on March 17, 2026, and by the board of directors of Cameco Fuel Manufacturing Inc. on March 17, 2026, in accordance with section 11(4)(b)(i) of the Act.

I am providing this attestation in my capacity as a director and officer of Cameco Corporation and not in my personal capacity. I have the authority to bind Cameco Corporation.

CAMECO CORPORATION

/s/ Tim S. Gitzel
Tim S. Gitzel
Chief Executive Officer
April 2, 2026

I am providing this attestation in my capacity as a director and officer of Cameco Fuel Manufacturing Inc. and not in my personal capacity. I have the authority to bind Cameco Fuel Manufacturing Inc.

CAMECO FUEL MANUFACTURING INC.

/s/ Grant E. Isaac
Grant E. Isaac
Director and President
April 2, 2026

Forward-Looking Information

This document contains statements and information about our expectations for the future. These statements may constitute forward-looking information under applicable securities laws. Key things to understand about the forward-looking information in this report:

•	It typically includes words and phrases about the future.
•	It represents our current views and can change significantly.
•	It is based on a number of material assumptions which may prove to be incorrect.
•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We recommend you also review our most recent annual and interim management’s discussion and analysis and annual information form, which include discussions of other material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand our views of Cameco’s near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by Canadian or US securities laws.

Specific forward-looking information included in this document includes, but is not limited to, statements regarding: the completion and outcome of our ongoing assessment of the risk of forced and child labour beyond our direct suppliers and of our policies and procedures, including our Supplier Code of Conduct and Ethics, our commitment to matters such as safe work environments, our maintenance of certain procurement policies and procedures and adherence to applicable employment and labour laws, the conduct, effectiveness and outcome of our annual risk reviews and the maintenance and effectiveness of our risk mitigation strategies, including our Risk Management System. These forward-looking statements are based on a variety of risks, factors and assumptions including, but not limited to those listed in our 2025 Management’s Discussion and Analysis and our Annual Information Form for the year ended December 31, 2025 under the headings “Material risks”, “Risks that can affect our business” and “Material assumptions”, as applicable, which are incorporated into this document by reference. Copies of our most recent annual and interim management’s discussion & analysis and annual information form and our other publicly filed documents can be accessed under Cameco Corporation’s profile on SEDAR+ at www.sedarplus.com.